

September 24, 2024

Matthew Brown
Chief Financial Officer
Altair Engineering Inc.
1820 East Big Beaver Road
Troy, MI 48083

      Re: Altair Engineering Inc.
          Form 10-K for the year ended December 31, 2023
          File No. 001-38263

Dear Matthew Brown:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Brian Gayle